

TRANSMISSÃO PAULISTA

Data São Paulo, May 30, 2005

Ref.CT/F/02025/2005

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**


05008579

Gentleman/Madam:

We are enclosing, herewith, copy of the documents as follows:

- Public Notice of the Relevant Fact, published on May 20, 2005, in the newspapers Diário Oficial do Estado de São Paulo and Folha de São Paulo;

- Notice to the Market sent to BOVESPA, Bolsa de Valores de São Paulo today, May 24, 2005.

We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Arianna Ferreira-Foley
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000


TRANSMISSÃO
PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company - CNPJ 02.998.611/0001-04

NOTICE TO THE MARKET

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista informs the market that the Governor of the State of São Paulo has promulgated the Law No. 11.930, of May 20, 2005, published in Diário Oficial do Estado de São Paulo on May 21, 2005, that amends the Law No. 9.361/96, including CTEEP in the State Privatization Program.

São Paulo, May 24, 2005

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relation Director


TRANSMISSÃO
PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company - CNPJ 02.998.611/0001-04

RELEVANT FACT

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in compliance with the provisions of CVM Instruction No. 358/2002, informs that continuing with the information stated in the Relevant Fact of 02/03/2005, the Legislative Assembly of the State of São Paulo approved, on 05/18/2005, the project of law 02/2005 that includes CTEEP in the State Privatization Program. The referred to project of law shall be opportunely sanctioned by the Governor of the State of São Paulo.

São Paulo, May 19, 2005

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relation Director